Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 1, 2011

Frankfurt am Main June 1, 2011

Deutsche Börse and NYSE Euronext highlight benefits of strategic combination at Investor Day in Germany

Deutsche Börse and NYSE Euronext today reiterated the benefits of the planned business combination for all capital market participants. In a joint presentation at the german “Investor Day” both companies highlighted the compelling value of the strategic combination.

“The business combination between Deutsche Börse and NYSE Euronext will bring immediate and concrete financial benefits and attractive growth prospects for shareholders of both companies”, said Reto Francioni, CEO of Deutsche Börse AG to institutional investors and financial analysts in Eschborn. “The merger fits perfectly into our strategy as it utilizes our derivatives, risk management and post trade expertise and creates additional growth opportunities.”

Duncan Niederauer, CEO of NYSE Euronext, added: “The new exchange organization will be able to offer its customers global reach, innovative products, operational efficiency, improved capital efficiency, and an expanded range of technology and market information solutions. The superior cash flow generation and a strong balance sheet allow us to maintain our shareholder-friendly distribution policy, while also having the necessary resources to invest in future growth.”

The combination of Deutsche Börse and NYSE Euronext offers:

▪         compelling industrial logic based on the shared vision that is consistent with the long-term strategy of both companies’ Boards of Directors;

▪         a combination that preserves competition and delivers clear benefits to customers;

▪         specific, clearly identified synergies of at least €550 million / US$798 million, including €400 million / US$580 million in full run-rate cost savings and at least €150 million / US$218 million in revenue enhancements;

▪         high cash flows, superior  credit profile and balance sheet that will provide financial flexibility to invest, grow and innovate;

▪         a clear path to value creation for shareholders with significant equity upside and dividend potential of greater than US$1 billion at current payout ratio.

The presentation today also provided an update on integration planning and the regulatory approval process as the companies remain on track to close by the end of the year.

Deutsche Börse shareholders can tender their shares to the joint holding company of Deutsche Börse and NYSE Euronext (Alpha Beta Netherlands Holding N.V.). For each share of Deutsche Börse AG shareholders will receive one share of the Dutch holding. The acceptance period during which shares can be tendered will end on 13 July 2011. NYSE Euronext shareholders can vote for a merger of NYSE Euronext with a US subsidiary of the Dutch holding on 7 July 2011.

Media Contacts:
Rüdiger Assion, +49.69.211.15004

Frank Herkenhoff, +49.69.211.13480

Investor Contacts:

Eric Mueller

Jan Strecker +49.69.211.12433

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.